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                                                                                                    --------------------------
                                         UNITED STATES                                             |        OMB APPROVAL      |
                               SECURITIES AND EXCHANGE COMMISSION                                  |--------------------------|
                                     WASHINGTON, DC 20549                                          |OMB Number:      3235-0101|
                                                                                                   |Expires:      May 31, 2000|
                                           FORM 144                                                |Estimated average burden  |
                                                                                                   |hours per response... 20.0|
                             NOTICE OF PROPOSED SALE OF SECURITIES                                 |--------------------------|
                           PURSUANT TO RULE 144 UNDER THE SECURITIES                               |     S.E.C. USE ONLY      |
                                           ACT OF 1933                                             |--------------------------|
                                                                                                   |DOCUMENT SEQUENCE NO.     |
ATTENTION: TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER PLACING AN           |                          |
           ORDER WITH A BROKER TO EXECUTE A SALE OR EXECUTING A SALE DIRECTLY WITH A MARKET        |--------------------------|
           MAKER.                                                                                  |CUSIP NUMBER              |
                                                                                                   |                          |
-------------------------------------------------------------------------------------------------  |--------------------------|
 1(a) NAME OF ISSUER (Please type or print)           (b) I.R.S. IDENT. NO.    (C) S.E.C. FILE NO. |WORK LOCATION             |
                                                                                                   |                          |
   Nordson Corporation                                     34-0590250              0-7977          ---------------------------
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 1(d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE NO.
                                                                                                            ------------------------
                                                                                                            AREA CODE      NUMBER
  28601 Clemens Road                                     Westlake         OH               44145              440        892-1580
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) IRS IDENT. NO.    (c) RELATIONSHIP   (d) ADDRESS STREET     CITY      STATE    ZIP CODE
      THE SECURITIES ARE TO BE SOLD                                TO ISSUER

       Edward P. Campbell                  ###-##-####           Officer & Dirctor     1700 Queen Annes Gate, Westlake, OH  44145
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 INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER AND THE S.E.C.
              FILE NUMBER
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       3(a)                            (b)                                                    (c)                  (d)
   Title of the          Name and Address of Each Broker           S.E.C. USE ONLY     Number of Shares         Aggregate
     Class of         Through Whom the Securities Are to be        ---------------      or Other Units           Market
    Securities         Offered or Each Market Maker Who is          Broker-Dealer         to be Sold              Value
    to be Sold               Acquiring the Securities                File Number       (See Instr. 3(c))    (See Instr. 3(d))
------------------------------------------------------------------------------------------------------------------------------
  Common Shs           McDonald Investments                                              50,000                $1,500,000
  w/o par value        4910 Tiedeman Road
                       Brooklyn, OH  44144
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
             (e)                      (f)                    (g)
        Number of Shares            Approximate            Name of Each
         or Other Units             Date of Sale            Securities
           Outstanding           (See Instr. 3(f))           Exchange
        (See Instr. 3(e))         (Mo., Day, Yr.)       (See Instr. 3(g))
------------------------------------------------------------------------------------------------
          33,223,001                  5/28/02                NASDQ

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INSTRUCTIONS:
   1.  (a) Name of issuer
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code

   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's I.R.S. Identification number, if such person is an entity
       (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOR 0144 (11/97)                                                 SEC 1147 (7-97)

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                         TABLE I--SECURITIES TO BE SOLD

    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE
                         SECURITIES TO BE SOLD AND WITH
    RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER
                            CONSIDERATION THEREFOR:

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     Title of    Date You    Nature of Acquisition    Name of Person From        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction            Whom Acquired             Securities        Payment
                                                      (If gift, also give        Acquired
                                                      date donor acquired)
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 Common Shs      Various    Exercise of Stock         Issuer                     50,000            Various      Cashless Exercise
 w/o par                    Options
 value
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INSTRUCTIONS:
    If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

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             TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF
               THE ISSUER SOLD DURING THE PAST 3 MONTHS BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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  Edward P. Campbell                     Common Shs w/o par value            3/5/02               3,530            $98,700.00
  1700 Queen Annes Gate
  Westlake, OH  44145

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REMARKS:  Proceeds from any sale of issuer's securities will be applied to the costs of constructing a primary residence.
          As of the date of this filing, Mr. Campbell has an equity interest in 1,080,121 shares of issuer's common stock, including shares beneficially owned, shares in self-directed qualified benefit plans, and unvested options.

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
                                     5/24/02
                    ----------------------------------------
                                (DATE OF NOTICE)
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

                       Robert E. Veillette, Attorney-In-Fact
                    ----------------------------------------
                                  (SIGNATURE)

           The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

                          ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                                             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                                                                                  SEC 1147 (7-97)
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